[Schwartz Cooper Greenberger & Krauss, Chtd. Letterhead]


                                                           January 15, 2004

VIA EDGAR TRANSMISSION
----------------------


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Streeet, N.W.
Washington, D.C.  20549


         Re:      Wickes Inc.
                  Form T-3
                  File No. 022-28709 - Request for Withdrawal

Ladies and Gentlemen:

         On behalf of our client, Wickes Inc. (the "Company"), we hereby submit this request for withdrawal of the Company's T-3 filing (File No. 022-28709), together with all exhibits and amendments thereto, effective as of the date hereof, or as early as practicable hereafter.

         The Company is requesting withdrawal of its T-3 filing because the Company's exchange offer has been terminated because certain conditions to completing the offer were not satisfied. No securities were issued in connection with the offer.

         If you have any questions regarding this request for withdrawal, please do not hesitate to contact me at 312-346-1300.

                                                          Very truly yours,

                                                          /s/ William M. Holzman
                                                         -----------------------